PRESS RELEASE

Banro Announces Q1 2017 Financial and Operating Results

Toronto, Canada – May 15, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the first quarter of 2017.

FINANCIAL SUMMARY

•	Revenue of $55 million, a 19% increase over Q1 2016 ($47 million)
•	Q1 2017 EBITDA of $14 million, a 39% increase over Q1 2016 ($10 million)
•	Completion of Recapitalization transactions on April 19, 2017

OPERATIONAL SUMMARY

•	Namoya produced 23,100 ounces of gold in Q1 2017 at a cash cost of $735 per ounce
•	Twangiza produced 23,115 ounces of gold in Q1 2017 at a cash cost of $816 per ounce
•	Q1 2017 consolidated cash costs of $776 per ounce
•	47,673 ounces of gold were sold at an average price of $1,158 per ounce

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three month periods ended March 31, 2017 and 2016 as well as the three months ended December 31, 2016:

			Change
	Q1 2017	Q1 2016%		Q4 2016
Selected Financial Data
Operating revenues	55,226	46,540	19%	54,692
Total mine operating expenses[1]	(52,943)	(44,408)	19%	(53,377)
Gross earnings from operations	2,283	2,132	7%	1,315
Net loss	(15,868)	(23,134)	(31%)	(9,654)
EBITDA	13,918	9,992	39%	9,786
Basic net loss per share ($/share)	(0.05)	(0.09)	(44%)	(0.03)
Key Operating Statistics
Average gold price received ($/oz)	1,158	1,109	4%	1,163
Gold sales (oz)	47,673	41,967	14%	47,034
Gold production (oz)	46,215	44,192	5%	50,449
All-in sustaining cost per ounce ($/oz) – mine site	933	855	9%	973
Cash cost per ounce ($/oz)	776	767	1%	811
Gold margin ($/oz)	382	342	12%	352
Financial Position
Cash including restricted cash	8,985	25,029		11,373
Gold bullion inventory at market value[2]	9,547	7,231		10,550
Total assets	888,049	897,240		897,940
Long term debt - current and non-current	207,500	190,489		206,479

(1)	Includes depletion and depreciation.
(2)	This represents 7,668 ounces of gold bullion inventory shown at March 31, 2017 closing market price of $1,245 per ounce of gold.

•	Revenues for the three months ended March 31, 2017 were $55,226, a 19% increase compared to the corresponding prior year period of $46,540. During the first quarter of 2017, ounces of gold sold increased by 14% to 47,673 ounces compared to sales of 41,967 ounces during the first quarter of 2016 primarily due to increased production from Namoya and a higher realized gold price. The average gold price per ounce sold during the first quarter of 2017 was $1,158 compared to an average price of $1,109 per ounce obtained during the first quarter of 2016 due to higher market prices partially offset by higher stream revenues recognized.

•	Mine operating expenses, including depletion and depreciation, for the three months ended March 31, 2017 were $52,943 compared to the corresponding prior year period of $44,408. The increase of $8,535, consisting of $4,839 of production costs and $3,696 of depletion and depreciation, is primarily due to increased activity levels at both operations.

•	Gross earnings from operations for the three months ended March 31, 2017 were $2,283, compared to $2,132 for the corresponding period of 2016. The 19% increase in revenue was offset by a 19% increase in mine operating expenses as a result of increased levels of mining activity at higher strip ratios at both operations.

•	Net loss for the quarter of $15,868 was driven by financing expenses of $12,101 and non-cash items totaling $2,400 relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements and preferred shares, driven by improvements in the gold price environment.

•	Consolidated EBITDA for the first quarter of 2017 was $13,918 compared to $9,992 for the corresponding prior year period reflecting higher number of gold ounces sold at higher gold price realized, largely offset by higher production costs from the increased mining activity.

•	Cash costs per ounce on a sales basis for the first quarter of 2017 were $776 per ounce of gold, a 1% increase from $767 per ounce of gold in the first quarter of 2016. Cash costs for Q1 2017 were higher than the corresponding prior year period mainly due to increased levels of mining activities at higher strip ratios as well as higher per ounce costs from Twangiza due to lower production levels, largely offset by the higher production levels at Namoya.

•	Mine site all-in sustaining costs for the first quarter of 2017 were $933 per ounce (compared to $855 per ounce of gold in the first quarter of 2016) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce.

(II) OPERATIONAL – TWANGIZA

•	During the first quarter of 2017, Twangiza was loss time injury (“LTI”) free.

•

During the first quarter of 2017, the plant at the Twangiza Mine processed 386,870 tonnes of ore at an average head grade of 2.70 g/t Au (compared to 414,930 tonnes at 2.61 g/t Au during the first quarter of 2016). The process recovery rate was 68.4% (compared to 77.2% during the first quarter of 2016) to produce 23,115 ounce of gold (compared to 26,638 during the first quarter of 2016). Recoveries at Twangiza are driven by the blend of ore type processed based on the available mining faces during the period under review.

(III) OPERATIONAL – NAMOYA

•	During the first quarter of 2017, Namoya was LTI free.

•

During the first quarter of 2017, the plant at the Namoya Mine stacked 507,422 tonnes of ore (compared to 414,120 tonnes during the first quarter of 2016). The head grade of the ore stacked during the first quarter of 2017 was 2.08 g/t Au (compared to 1.94 g/t Au during the first quarter of 2016). Namoya produced 23,100 ounces of gold during the first quarter of 2017 (compared to 17,554 ounces of gold during the first quarter of 2016).

(IV) EXPLORATION

•	During the first quarter of 2017, exploration activities were limited to low level regional exploration and continued preparation for increased activity levels focusing on near mine exploration.

(V) CORPORATE DEVELOPMENT

•	In February 2017, a $6,500 interim loan facility (the “Interim Loan”) with an interest rate of 15% per annum and having a maturity date of April 19, 2017 was entered into.

•	On March 1, 2017, $8,678 of interest on the maturing $175,000 notes (“Old Notes”) was paid from restricted cash.

•

In March 2017, the Company entered into a new bank loan for $5,000, predominately to repay an existing facility. The loan has an interest rate of 9.5% per annum and matures in May 2017 with an option to extend for an additional three month period.

(VI) SUBSEQUENT EVENTS

•

In April 2017, the Company entered into a new gold forward sale agreement with Baiyin International Investment Ltd. in the amount of $5,000. This instrument was repurchased upon the closing of the Recapitalization, as defined below, for $5,027, representing a 15% internal rate of return to the holder as per the termination clause in the agreement.

•

On April 19, 2017, the Company completed a recapitalization (the “Recapitalization”) which included (a) the refinancing of the maturing $175,000 Old Notes and $22,500 term loan (“Term Loan”) with new $197,500 secured notes (“New Notes”) with a 4-year maturity and new common shares of the Company (such shares representing approximately 10% of the common shares of the Company on a fully-diluted basis), (b) the conversion of the outstanding preference shares and preferred shares (including the value of accrued and unpaid dividends with the exception of approximately $1,600) into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis, (c) the execution of a gold forward sale agreement to raise $45,000 to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay the $6,500 Interim Loan provided in February 2017, and (d) the extension of the maturity dates on an existing $10,000 loan from July 15, 2018 and September 1, 2018 to February 28, 2020. In addition, certain stock options of the Company with an exercise price equal to or in excess of Cdn$0.80 per share have been cancelled for no consideration.

•

In arriving at its recommendation for stakeholders to vote in favour of the Recapitalization, the Company’s Board of Directors considered, among other things, improving liquidity, continuing as a going concern, business uncertainties, capital markets risk and returns to stakeholders. The Company believes that the Recapitalization has enhanced the Company's liquidity and provides it with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, and the economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due. Refer to the “Liquidity and Capital Resources” section of Banro’s Q1 2017 Management’s Discussion and Analysis for additional information on the reasons for the Recapitalization.

Outlook

Banro intends to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

2017 Guidance

Twangiza (oz)	105,000 to 115,000
Namoya (oz)	105,000 to 115,000
Consolidated (oz)	210,000 to 230,000

Cash cost per ounce ($US/oz)	675 to 775

For 2017, the Company expects annual gold production from both Twangiza and Namoya to total between 210,000 and 230,000 ounces. At this production level, the Company expects consolidated cash costs to be in the range of $675 to $775 per ounce. Site all-in sustaining costs are expected to be in the range of $925 to $1,025 per ounce with the consolidated all-in sustaining costs in the range of $1,000 to $1,075 per ounce.

In consideration of current gold prices and the Company’s intent to operate the two existing mines to their maximum potential, the Company has developed several key objectives for 2017. These objectives are aimed at increasing gold production while containing costs and increasing the Company’s quality of mineral resources to potentially improve the medium term economics.

The Company’s capital expenditure forecast for 2017 as compared to 2016 is set out below:

Banro Guidance	2017	Change	2016
	($000s)	(%)	($000s)
Twangiza Mine	30,000	30%	23,006
Namoya Mine	23,000	78%	12,901

Twangiza capital expenditures forecast for 2017 consist primarily of sustaining capital, including the continued construction of the TMF and additions to the mining fleet. The expansion capital expenditures for Twangiza in 2017 consist of the remaining fine crusher expansion project cost and additional works for the new TMF project.

The capital expenditures for Twangiza in 2016 consisted mainly of sustaining capital relating to the construction of the TMF and additions to mobile equipment.

Namoya capital expenditures forecast for 2017 consist primarily of the extension of the heap leach pad and additions to mining equipment.

The capital expenditures for Namoya in 2016 consisted of the extension of the heap leach pad, additions to mining auxiliary equipment and smaller projects to improve processing operations.

The Company, in the medium term, also intends to transition from diesel to hydro generated power at Twangiza and Namoya which is expected to significantly reduce operating costs. Diesel generator sets would remain on site to serve as back-up power solutions in case of droughts or operational issues with a hydro plant

The Company is actively investigating the possibility of establishing underground mining under the existing open pits. Given Twangiza and Namoya’s favorable topography, adit access by horizontal or nearly horizontal shafts would be employed which could be less capital intensive than typical underground mining operations which utilize vertical shafts.

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

	Q1 2017
	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	27,412	25,531	52,943
Depreciation ($)	(7,367)	(8,560)	(15,927)
Cash Costs ($)	20,045	16,971	37,016
Sustaining Capital ($)	3,997	3,484	7,481
All-In Sustaining Cost - Mine Site ($)	24,042	20,455	44,497
General and Administrative Costs and Other ($)			3,401
All-In Sustaining Cost - Total ($)			47,898

Ounces Sold	24,578	23,095	47,673
Cash Cost per Ounce $/oz	816	735	776
All-In Sustaining Cost per Ounce - Mine Site $/oz	978	886	933
All-In Sustaining Cost per Ounce - Total $/oz			1,005

	Q4 2016
	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	25,850	27,527	53,377
Depreciation ($)	(6,475)	(8,782)	(15,257)
Cash Costs ($)	19,375	18,745	38,120
Sustaining Capital ($)	5,405	2,255	7,660
All-In Sustaining Cost - Mine Site ($)	24,780	21,000	45,780
General and Administrative Costs and Other ($)			4,492
All-In Sustaining Cost - Total ($)			50,272

Ounces Sold	24,459	22,575	47,034
Cash Cost per Ounce $/oz	792	830	811
All-In Sustaining Cost per Ounce - Mine Site $/oz	1,013	930	973
All-In Sustaining Cost per Ounce - Total $/oz			1,069

	Q1 2016
	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	22,367	22,041	44,408
Depreciation ($)	(6,241)	(5,990)	(12,231)
Cash Costs ($)	16,126	16,051	32,177
Sustaining Capital ($)	2,906	797	3,703
All-In Sustaining Cost - Mine Site ($)	19,032	16,848	35,880
General and Administrative Costs and Other ($)			3,929
All-In Sustaining Cost - Total ($)			39,809

Ounces Sold	25,224	16,743	41,967
Cash Cost per Ounce $/oz	639	959	767
All-In Sustaining Cost per Ounce - Mine Site $/oz	755	1,006	855
All-In Sustaining Cost per Ounce - Total $/oz			949

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. The Company calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q1 2017	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net loss	(2,626)	(1,208)	(3,834)	(12,034)	(15,868)
Finance expenses	1,053	1,214	2,267	9,104	11,368
Other non-cash charges	1,021	24	1,045	1,355	2,400
Share-based payments	6	5	11	64	75
Depletion and depreciation	7,367	8,560	15,927	13	15,940
Taxes	-	-	-	-	-
EBITDA	6,821	8,595	15,416	(1,498)	13,918

Q4 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	226	(5,636)	(5,410)	(4,244)	(9,654)
Finance expenses	1,050	1,886	2,936	8,499	11,435
Other non-cash charges	(1,184)	(14)	(1,198)	(6,621)	(7,819)
Share-based payments	72	5	77	76	153
Depletion and depreciation	6,475	8,782	15,257	14	15,271
EBITDA	-	-	-	400	400
	6,639	5,023	11,662	(1,876)	9,786

Q1 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net loss	(1,786)	(7,287)	(9,073)	(14,061)	(23,134)
Finance expenses	3,059	917	3,976	7,442	11,418
Other non-cash charges	2,835	1,433	4,268	5,155	9,423
Share-based payments	4	2	6	35	41
Depletion and depreciation	6,241	5,990	12,231	13	12,244
EBITDA	10,353	1,055	11,408	(1,416)	9,992

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the anticipated effect of the Recapitalization on the Company’s operations and financial condition, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact us at:

+1 (416) 366-2221
+1-800-714-7938
info@banro.com